UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TERRA INCOME FUND 6, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88104C 103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104C 103		Schedule 13G	Page 1 of 5
1		Names of reporting persons Bruce D. Batkin
2		Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3		SEC use only
4		Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 24,980
	6	Shared voting power 0
	7	Sole dispositive power 24,980
	8	Shared dispositive power 0
9		Aggregate amount beneficially owned by each reporting person 24,980
10		Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11		Percent of class represented by amount in Row (9) 1.31%(1)
12		Type of reporting person (see instructions) IN

(1)	There were 1,905,081 shares of common stock, $0.001 par value per share (“Common Stock”), of Terra Income Fund 6, Inc., a Maryland corporation (the “Issuer”), outstanding as of December 31, 2015.

CUSIP No. 88104C 103		Schedule 13G	Page 2 of 5
1		Names of reporting persons Daniel J. Cooperman
2		Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3		SEC use only
4		Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 2,712
	6	Shared voting power 0
	7	Sole dispositive power 2,712
	8	Shared dispositive power 0
9		Aggregate amount beneficially owned by each reporting person 2,712
10		Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11		Percent of class represented by amount in Row (9) 0.14%(2)
12		Type of reporting person (see instructions) IN

(2)	There were 1,905,081 shares of Common Stock of the Issuer outstanding as of December 31, 2015.

CUSIP No. 88104C 103		Schedule 13G	Page 3 of 5
1		Names of reporting persons Simon J. Mildé
2		Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3		SEC use only
4		Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 12,308
	6	Shared voting power 0
	7	Sole dispositive power 12,308
	8	Shared dispositive power 0
9		Aggregate amount beneficially owned by each reporting person 12,308
10		Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11		Percent of class represented by amount in Row (9) 0.65%(3)
12		Type of reporting person (see instructions) IN

(3)	There were 1,905,081 shares of Common Stock of the Issuer outstanding as of December 31, 2015.

Item 1.

(a)	Name of Issuer:
Terra Income Fund 6, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

805 Third Avenue, 8th Floor
New York, New York 10022

Item 2.

(a) – (c)	This Schedule 13G is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

Bruce D. Batkin and Daniel J. Cooperman, each of whom is a citizen of the United States of America; and Simon J. Mildé, a citizen of the United Kingdom.

The principal business address of each of the Reporting Persons is c/o Terra Income Fund 6, Inc., 805 Third Avenue, 8th Floor, New York, New York 10022.

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share

(e)	CUSIP Number:

88104C 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

With respect to the beneficial ownership of each of the Reporting Persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

Bruce D. Batkin

By:	/s/ Bruce D. Batkin
	Name:	Bruce D. Batkin
	Title:	Chief Executive Officer

Daniel J. Cooperman

By:	/s/ Daniel J. Cooperman
	Name:	Daniel J. Cooperman
	Title:	Chief Originations Officer

Simon J. Mildé

By:	/s/ Simon J. Mildé
	Name:	Simon J. Mildé
	Title:	Chairman of the Board of Directors